Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (the “Plan of Merger”), dated as of February 27, 2007, by and between NCO Group, Inc., a Pennsylvania corporation (“NCO”), and Collect Holdings, Inc. (“Parent,” and, after the Effective Time, as defined below, the “Surviving Corporation”), a Delaware corporation and the owner of all of the issued and outstanding capital stock of NCO.

The parties hereby prescribe the terms and conditions of merger and the mode of carrying the same into effect as follows:

1. Merger of NCO with and into Parent. At the Effective Time (as such term is defined in Section 7 hereof), NCO will merge with and into Parent (the “Merger”), and the separate existence of NCO will cease. Parent will be the surviving corporation. As a result of the Merger, all of the assets, properties and rights, and all of the debts, obligations and liens, of NCO shall be vested in the Parent, and the effects of the Merger shall be as provided in the applicable state law.

2. Approval of Merger. The Plan of Merger has been authorized and approved by the Boards of Directors of each of Parent and NCO, in accordance with the laws of the State of Delaware and the Commonwealth of Pennsylvania, by Written Consents thereof dated February 27, 2007.

3. Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of Parent, until thereafter amended as provided therein and by applicable law, except that Article I of such Certificate of Incorporation shall be amended to read as follows:

“Name. The name of the Corporation is NCO Group, Inc.”

4. Directors and Officers. At the Effective Time, the directors and officers of the Surviving Corporation shall be the directors and officers of Parent.

5. Bylaws. At the Effective Time, the Bylaws of the Surviving Corporation shall be the Bylaws of Parent, until thereafter amended as provided therein and by law.

6. Shares. At the Effective Time, each then issued and outstanding share, and each share held in the treasury, of the capital stock of NCO shall be cancelled. No shares or other securities or other obligations of Parent or any other corporation shall be issued in consideration for the cancellation of the shares of NCO.

7. Filing, Effective Time. If this Plan of Merger has not been terminated pursuant to Section 8 hereof; (i) the appropriate Certificate of Ownership and Merger and Articles of Merger shall be filed by the parties hereto under Delaware and Pennsylvania law, respectively; and (ii) this Plan of Merger shall become effective upon filing of such Certificate of Ownership and Merger and Articles of Merger with the Offices of the Secretaries of State of the State of Delaware and the Commonwealth of Pennsylvania, respectively, and such time is referred to herein as the “Effective Time.” It is understood that the parties hereto intend that the Effective Time shall occur as of the date of this Plan of Merger, or as soon thereafter as practicable.

8. Termination. This Plan of Merger may be terminated and the Merger abandoned by the Boards of Directors of either of NCO and Parent at any time prior to the Effective Time.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this duly approved Agreement and Plan of Merger to be executed by their respective authorized officers as of the 27th day of February, 2007.

NCO GROUP, INC.

By:	/s/ John R. Schwab
Name:	John R. Schwab
Title:	Chief Financial Officer

COLLECT HOLDINGS, INC.

By:	/s/ Michael J. Barrist
Name:	Michael J. Barrist
Title:	Chief Executive Officer